Canadian Oil Sands

03 JUN -6 AM 7:21

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

June 4, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

03022409

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed is a press release dated June 3, 2003 regarding a favourable tax ruling received from Canada Customs and Revenue Agency which has been filed with the regulatory authorities in Canada.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.

dlw 6/9

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands receives favourable tax ruling

Calgary, June 3, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today announced that it received a favourable tax ruling from Canada Customs and Revenue Agency which will allow the Trust to consolidate its 31.74 per cent working interest in Syncrude under the Trust's wholly-owned subsidiary, Canadian Oil Sands Limited. This corporate reorganization, which is anticipated to be completed by July 1, 2003, will simplify and enhance the corporate structure of the Trust's subsidiaries. A diagram outlining the proposed structure can be found on the Trust's website at www.cos-trust.com.

"We are very pleased to have received this favourable tax ruling which allows us to more efficiently and effectively administer the Trust's working interests in Syncrude, following the acquisition of the additional 10 per cent interest from EnCana on February 28, 2003" said Marcel Coutu, Canadian Oil Sands Limited's President and Chief Executive Officer.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 31.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 79.8 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com